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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[x] Form 10-K

        For Period ended June 30, 1997

PART I.        Registration Information

Full Name of Registrant: N.U. Pizza Holding Corporation

Commission file number: 0-19522

Address of principal executive offices:

        16800 Devonshire Street
        Suite 305
        Granada Hills, California 91344

PART II.       Rules 12-b25(b) and (c)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [x]

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [x]

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [x]

PART III.      Narrative.

               The Registrant's Form 10-K could not be filed timely because of the Registrant is currently in the process of compiling its financial statements and coordinating its audit with its independent auditing firm. As a result of these two factors, the Registrant's audited statements could not be timely prepared without unreasonable effort or expense. Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date of September 28, 1997.

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PART IV.       Other Information.

        (1) Name and telephone number of person to contact in regard to this notification:

               Ronald J. Gelet, President
               (818) 368-2616

        (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such period that the Registrant was required to file such reports been filed? If the answer is no, identify report(s) [x] Yes [ ] No.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No.

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               REGISTRANT INCURRED A SIGNIFICANT NET OPERATING LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 1996 OF APPROXIMATELY $1,274,000. IT IS ANTICIPATED THAT THE REGISTRANT WILL SHOW AN OPERATING PROFIT OF APPROXIMATELY $100,000 FOR THE FISCAL YEAR ENDED JUNE 30, 1997.

        N.U. Pizza Holding Corporation has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 23, 1997.

                                            N.U. Pizza Holding Corporation

                                            By:/s/ Ronald J. Gelet

                                               --------------------------
                                            Ronald J. Gelet, President

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               [BENNETT BLOCK ACCOUNTANCY CORPORATION LETTERHEAD]




September 23, 1997



SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Stop 1-4
Washington, D.C. 20549-1004



Re:  N.U. Pizza Holding Corporation
     File No. 0-19522



Gentlemen:

I have been retained by N.U. Pizza Holding Corporation as independent Certified Public Accountant to audit the financial statements for the year ended
June 30, 1997. I have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing deadline requirements for Form 10-K, both as to form and timeliness.

As the Registrant is still in the process of compiling its financial statements and coordinating its audit with my firm, I am unable to complete the financial report and have it filed as part of Form 10-K by September 28, 1997, the required filing date for Form 10-K.


                                         Sincerely yours,


                                         /s/ Bennett M. Block, CPA

                                         Bennett M. Block, CPA